ALLGREEN PROPERTIES LIMITED




05005327

File No. 82-4959

Date: 24 JAN 2005

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

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Dlw 1/26

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

File No. 82-4959



ALLGREEN PROPERTIES LIMITED
(REG. NO. 198601009N)

APPOINTMENT OF A RELATIVE OF A DIRECTOR, CHIEF EXECUTIVE OFFICER, OR SUBSTANTIAL SHAREHOLDER OF AN ISSUER TO A MANAGERIAL POSITION IN THE ISSUER OR ANY OF ITS PRINCIPAL SUBSIDIARIES

Pursuant to Clause 704(11) of the Listing Manual, Allgreen Properties Limited (the "Company") wishes to confirm that there is no person occupying a managerial position in the Company or any of its principal subsidiaries who is a relative of a Director, Chief Executive Officer or Substantial Shareholder of the Company.

By order of the Board
Ms Isoo Tan
Company Secretary
4 January 2005